UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

REMOTE DYNAMICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

75962A10
(CUSIP Number)

DAVID WALTERS
30950 Rancho Viejo Rd. #120
San Juan Capistrano, CA 92675
(949) 260-0150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bounce Mobile Systems, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐

3.	SEC Use Only

4.	Source of Funds WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power 21,015,334,366

	8	Shares Voting Power N/A

	9	Sole Dispositive Power 21,015,334,366

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,796,340,293

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13	Percent of Class Represented by Amount in Row (11) 98.6%

14	Type of Reporting Person CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Monarch Bay Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐

3.	SEC Use Only

4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power 21,015,334,366

	8	Shares Voting Power N/A

	9	Sole Dispositive Power 21,015,334,366

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,796,340,293

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13	Percent of Class Represented by Amount in Row (11) 98.6%

14	Type of Reporting Person OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Walters

2.	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐

3.	SEC Use Only

4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power 21,015,334,366

	8	Shares Voting Power N/A

	9	Sole Dispositive Power 21,015,334,366

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,796,340,293

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13	Percent of Class Represented by Amount in Row (11) 98.6%

14	Type of Reporting Person IN

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D relating to the Common Stock of Remote Dynamics, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 14, 2006 by and on behalf of Bounce Mobile Systems, Inc. (“BMSI”), Monarch Bay Capital Group, LLC and David Walters, as previously amended. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated December 14, 2006, as previously amended, shall remain unchanged.

Item 3. Source of Amount of Funds or Other Compensation

On May 9, 2008, the Company issued 318 shares of Series C Preferred Stock to BMSI in satisfaction of its dividend obligations under the Company’s outstanding Series C Preferred Stock for the periods ended August 31, 2007, November 20, 2007 and February 29, 2008.

On May 12, 2008, BMSI converted 339 shares of Series C Preferred Stock into 300,110,259 shares of the Company’s common stock.

On May 20, 2008, BMSI sold $600,000 principal amount of the Company’s series B subordinated secured convertible promissory notes in exchange for $200,000 (inclusive of amounts received in 2007).

On May 20, 2008, Strands Management Company, LLC purchased $203,226 principal amount of the Company’s series B subordinated secured convertible promissory notes from BMSI in exchange for $67,742 (inclusive of amounts received in 2007). David Walters owns 50% of the membership interests in, and is a Managing Member of, Strands Management Company, LLC.

On May 21, 2008, BMSI completed the fourth closing under the November 30, 2006 Note and Warrant Purchase Agreement with the Company and other investors. In the closing, BMSI invested $267,742 (inclusive of amounts invested in October 2007) in exchange for (i) $803,226 principal amount of the Company’s series B subordinated secured convertible promissory notes (including $535,484 principal amount of original issue discount series B notes), (ii) Series E-7 warrants to purchase 86,554,526 shares of the Company’s common stock and (iii) Series F-4 warrants to purchase 86,554,526 shares of the Company’s common stock.

On June 1, 2008, the Company issued 104 shares of Series C Preferred Stock to BMSI in satisfaction of its dividend obligations under the Company’s outstanding Series C Preferred Stock for the period ended May 31, 2008.

As a result of the foregoing transactions, and based on information provided by the Company regarding its outstanding securities, BMSI currently holds approximately 98.6% of the voting power of the Company’s outstanding securities and beneficially owns approximately 62.2% of the Company’s common stock calculated on a fully diluted basis.

Item 5. Interest in Securities of the Issuer

(a) - (b)
Items 7, 8, 9, 10, 11 and 13 from pages 2 through 4 of this statement are incorporated herein by reference. The Reporting Persons own securities of the Company convertible into or exercisable for an aggregate of 21,015,334,366 shares of the Company’s Common Stock, representing 98.6% of the Company's outstanding Common Stock, based upon 597,073,279 shares outstanding as disclosed by the Company in the transactions described in Item 3 above and other information provided by the Company regarding its outstanding securities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2008

BOUNCE MOBILE SYSTEMS, INC.

By:	/s/ David Walters
Chief Executive Officer

MONARCH BAY CAPITAL GROUP, LLC

By:	/s/ David Walters
Managing Member

DAVID WALTERS

/s/ David Walters